

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via E-mail
Tobias Lütke
Chief Executive Officer
Shopify Inc.
150 Elgin Street, 8th Floor
Ottawa, Ontario K2P 1L4
Canada

>   **Re: Shopify Inc.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted February 18, 2015**
>   **CIK No. 0001594805**

Dear Mr. Lütke:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Cover Page

3.   Here and in the summary, please disclose that there will be two classes of authorized common stock outstanding after the offering - Class A subordinate voting shares and Class B multiple voting shares - and briefly describe the different rights between the two classes. Also, in the Summary, disclose the aggregate voting power of each class of common stock following the offering.

Table of Contents

4.   Please move all the information that immediately follows the paragraph disclosing a dealer's prospectus delivery obligation to the end of the risk factors section or another appropriate portion of the body of the prospectus. The summary should immediately follow the page with the table of contents.

Industry and Market Data, page ii

5.   We note your statement in this section that while you believe the market position, market opportunity and market share information included in the prospectus is "generally reliable," such information is "inherently imprecise." As you know, the company is responsible for the entire contents of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

Prospectus Summary

Overview, page 1

6.   Please tell us your basis for the leadership claim in the first sentence.

7.   Refer to the disclosure in the last paragraph where you disclose year-over-year merchant growth. Please disclose here and on page 87 the time period for this calculation.

Industry Overview and Market Opportunity, page 2

8.   Regarding the information from third parties cited in your prospectus, such as the data provided by AMI Partners and Forrester Research, please tell us whether any of the data was prepared for you or for the offering. Also, provide us with supplemental copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

Risk Factors

We use a limited number of data centers…, page 19

9.   We note your reliance on your two third-party data center facilities from the disclosure in this risk factor and in your Business section. Please file a copy of any agreement relating to your leases of these facilities or tell us why you believe that they are not required to be filed. In addition, with regard to the disclosure in the last paragraph, expand to include the termination date of the agreements.

Risks Related to this Offering and Ownership of our Class A Subordinate Voting Shares, page 34

10.   You disclose in the first full paragraph on page 35 that Mr. Lütke may control a majority of the combined voting power of your Class A and Class B shares. Please tell us whether you expect to be a controlled company as defined by the exchange on which you will list your shares and if so, include a risk factor that discloses the corporate governance implications of being a controlled company. Also include succinct disclosure of your controlled company status on the prospectus cover page and in the Prospectus Summary.

11.   We note your disclosure immediately below the bullet points on page 134 that you will have an unlimited number of Class A and Class B shares authorized upon completion of this offering. Please add a risk factor that highlights the risks of dilution as a result of shares issuances from the unlimited number of authorized shares, including if applicable, the ability to issue such shares without a shareholder vote.

Provisions of our charter documents…, page 43

12.   Please expand to disclose that you are authorized to issue and unlimited number of preferred shares as well as the attendant risks.

Use of Proceeds, page 48

13.   In the third paragraph, you disclose that you may use proceeds to fund your growth strategies and mention a number of specific uses. Please disclose the net amount of proceeds for each intended use. Refer to Item 3.C.1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

14.   You disclose in the third full paragraph on page 57 that you expect international revenues to increase as a percentage of total revenues. According to the table at the top of page 65, revenue derived outside the United States has decreased as a percentage of total revenues for the fiscal year ended December 31, 2014. Please expand your disclosure on page 57

or elsewhere to discuss the reasons for this decrease despite your efforts to diversify internationally.

Cost of Revenues

Cost of Revenue Solutions, page 61

15.   We note your disclosure regarding the decrease in gross margin percentage on merchant solutions; however, the gross margin percentage on subscription solutions for the fiscal year ended December 31, 2014 appears to have decreased as well. Please provide a discussion of the reason for the decrease and any steps management is taking to address this challenge.

Liquidity and Capital Resources, page 74

16.   Regarding the credit facility you discuss beginning on page 74, please file a copy of the agreements related to the credit facility or tell us why you believe that they are not required to be filed.

Critical Accounting Estimates

Stock-based Compensation

Stock Valuations, page 80

17.   We note your disclosure that given the absence of an active market for your shares prior to your initial public offering, the fair value of the shares underlying stock options was determined by your board of directors. Please revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Business

Overview, page 86

18.   Please explain in your disclosure how you concluded that the Shopify platform can process at least 10,000 requests per second and disclose any significant assumptions.

19.   Where appropriate, please describe the key terms of your agreement with Stripe Inc.

The Opportunity, page 90

20.   You appear to use the number of merchants and annualized revenue per merchant, which you disclose in the first paragraph of this section and on page 3, as a business metric.

Please disclose comparable information for prior interim and fiscal periods and provide a discussion of any trends. Also consider expanding your disclosure on page 58 under "Performance Indicators."

Technology, page 95

21.   Please disclose the basis for your belief in the fourth bullet point on page 95 that median response times were much lower than average. Quantify if possible.

Our Merchants, page 96

22.   With regard to the disclosure in this section, please include the method used to select the merchants that you discuss. In addition, we note that in many instances, your disclosure suggests that a positive outcome was as a result of the merchant's use of your product. For example, you disclose:
- In the first bullet point on page 96 that after implementing Shopify POS, the company's monthly sales increased 250% and 100% the following year.
- In the second bullet point on page 96 that when Black Milk Clothing launched their Shopify platform and started worldwide shipping, the brand quickly became popular.
- In the last bullet point on page 97 that after DODOcase launched its business with Shopify, their sales increased to $3 million.

To the extent that the positive outcomes you describe could be attributed to other factors, please revise to clarify. Otherwise, please describe with greater specificity how Shopify was solely responsible for the positive outcomes you disclose.

23.   Refer to the first bullet point on page 97. Please note that where you include a hyperlink or a URL to a website in your disclosure you assume responsibility for that information. Please file this information or revise to remove the URL. Refer to footnote 41 of SEC Release No. 34-42728 (May 4, 2000).

Facilities, page 101

24.   Please describe the terms of the lease incentives under your agreement for the Ottawa and Toronto properties, including any material conditions attached to the incentives.

Certain Relationships and Related-Party Transactions, page 130

25.   Please clarify what you mean in the last sentence by "except for routine indebtedness as defined under applicable securities legislation" and tell us whether such indebtedness meets the definition of a related party transaction under Item 7.B of Form 20-F.

Principal Shareholders, page 131

26.   In the second paragraph, please include as part of your definition of "beneficial owner" the power to receive the economic benefit of ownership of the securities.

27.   Refer to footnote (3) on page 133.   Disclose the natural persons that have voting or investment power over the shares held by Klister Credit Corp.

Description of Share Capital

Registration Rights, page 140

28.   We note that your exhibit index only includes the Fourth Amended and Restated Investors' Rights Agreement. Please include a discussion of the terms of this Rights Agreement or advise.

Taxation, page 152

29.   Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." Please advise whether you intend to file a tax opinion. We may have additional comments.

Underwriting, page 157

30.   Please disclose the number of shares subject to the lock up agreement and provide equivalent disclosure in the risk factor on page 37.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

Segment Information, page F-8

31.   Please tell us what consideration was given to separately disclosing revenues generated from the sales of POS hardware, themes, applications, and domains. Refer to ASC 280-10-50-40.

Revenue Recognition, page F-8

32.   We note on the company's web-site description of the Shopify Partner Program that a theme designers can earn up to 70% of each sale they make on the Shopify Theme Store.

Please tells us the following with respect to sales of themes:

- Quantify the amount of revenue generated from the sales of themes for each period presented;
- Describe the process and the parties involved;
- Identify who is ultimately responsible for providing the service/product to the customer;
- Describe the nature and level of risk borne by the company;
- Describe how pricing for theme sales is established;
- Describe how the payment to theme designers is established. For example, clarify if the fees are a percentage of amounts charged for the theme sold;
- Quantify the typical percentage or range of percentages of fees paid to a theme designer relative to the price paid for the purchase of a theme; and
- Describe your analysis of all factors in ASC 605-45-45.

33.   We note your disclosure that revenues from the sale of Themes, Apps and Domains are classified within Subscription solutions because they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis. Please revise to disclose your revenue recognition policies related to multiple element arrangements and to provide the disclosures required by ASC 605-25-50-2.

34.   Related to sales of Themes, Apps and Domains, please provide us with your analysis that these are separate units of accounting based on ASC 605-25-25-5. As these products appear to be utilized by the merchant in conjunction with the subscription, describe for us your basis for recognizing the revenues at the time of the sale. Refer to ASC 605-10-25-1 and SAB 13.A.1. Please provide us with a similar analysis for your sales of POS hardware.

Note 16. Earnings Per Share, page F-26

35.   We note that you present pro forma net loss per common share calculated assuming the conversion of all series of the company's convertible preferred shares into common shares. Please revise to also reflect the impact of the redesignation of common shares as Class B multiple voting shares, which will occur immediately prior to the consummation of this offering. Revise to describe how the ratio will be determined for the redesignation and to address consideration of the two-class method. Refer to ASC 260-10-45-59A through 45-60B.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-2

36.   Please revise to disclose the date of sale for each transaction. In addition, please ensure that you have disclosed the aggregate offering price or nature and aggregate amount of consideration received for all securities issued without registration. Finally, identify the exemption you relied upon for each transaction and disclose the facts relied upon to support the claimed exemption. Refer to Item 701 of Regulation S-K.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc: Via E-mail
        Margaret A. Brown, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP